UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Conyers Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive, P.O. Box 2681

Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

PagSeguro Digital Ltd. Announces Changes in Senior Management

Grand Cayman, Cayman Islands, November 12, 2025: PagSeguro Digital Ltd. (NYSE: PAGS) (“PagSeguro” or the “Company”) announces that its Board of Directors has appointed Carlos Mauad to serve as Chief Executive Officer and Gustavo Bahia Gama Sechin to serve as Chief Financial Officer and Chief Accounting Officer. Mr. Mauad has been with the Company since September 2024, acting as Chief Operating Officer. Mr. Sechin has been with the Company since August 2024, acting as Investor Relations Director.

Alexandre Magnani, currently PagSeguro’s Chief Executive Officer, and Artur Schunck, currently PagSeguro’s Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer, will step down from their respective executive positions. The Company expresses gratitude for Mr. Magnani’s and Mr. Schunck’s contributions as executive officers. The Company will send notice of a general meeting of shareholders in order to vote to approve the appointment of Mr. Magnani and Mr. Schunck to the Company’s Board of Directors.

These senior management changes will be effective as of January 1, 2026.

About PagSeguro:

PagSeguro is a disruptive financial technology solutions provider focused primarily on consumers, individual entrepreneurs, micro-merchants, and small to medium-sized companies in Brazil. PagSeguro stands out as the only financial technology provider in Brazil with a business model that fully encompasses the following five pillars:

•          Multiple digital banking solutions;

•          In-person payments via point of sale (POS) devices that PagSeguro provides to merchants;

•          Free digital accounts that PagSeguro provides to its consumers and merchants with functionalities such as bill payments, top-up prepaid mobile phone credit, wire transfers, peer-to-peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services;

•          Issuer of prepaid, cash and credit cards; and

•          Operates as a full merchant acquirer.

PagSeguro is a UOL Group company that offers easy, safe, and hassle-free PagBank digital accounts, similar to regular checking accounts linked to the Brazilian Central Bank’s platform, which accept payments, without the need for a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits, and cash deposits.

PagSeguro’s mission is to transform and democratize the financial services industry in Brazil by offering merchants and consumers a comprehensive mobile-first digital banking ecosystem that is secure, affordable, and easy to use.

Forward Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are not historical facts, including statements about PagSeguro’s beliefs and expectations, are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding PagSeguro’s senior management. These statements are based on various assumptions, whether or not identified in this press release, and on current expectations. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in PagSeguro’s Form 20-F filed with the Securities and Exchange Commission on April 29, 2025 under the heading “3D. Risk Factors,” and other documents of PagSeguro filed or furnished, or to be filed or furnished, with the Securities and Exchange Commission. These forward-looking statements should not be relied upon as representing PagSeguro’s assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon forward-looking statements.

Contacts:

Investor Relations:

PagSeguro Digital Ltd

+55 (11) 3914-9524

ir@pagseguro.com

investors.pagseguro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2025

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer